Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For February 2, 2005

TECHNIP
(Exact name of registrant as specified in its charter)

6-8 allée de l’Arche
92973 Paris La Défense Cedex, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82__________

PRESS RELEASE

Paris, February 2, 2005

2004 Key Features and 2005 Outlook
Transition to IFRS

In advance of the 2004 audited consolidated accounts which are to be approved by Technip’s board of directors on February 23, 2005, the Group is in a position to highlight the key features of 2004 and its 2005 outlook, and to provide information about its transition to International Financial Reporting Standards (IFRS).

2004 KEY FEATURES

Order Intake

As expected, order intake accelerated strongly at the end of the year. Whereas Technip’s order intake was EUR 2.7 billion during the first three quarters of 2004, it reached approximately EUR 2.3 billion during the fourth quarter, bringing the full-year total to approximately EUR 5.0 billion. The currently estimated breakdown by activity is as follows:

•	Offshore:	EUR 2.4 billion
•	Onshore/Downstream:	EUR 2.4 billion
•	Industries:	EUR 0.2 billion

Revenues and Earnings

At the beginning of 2004, Technip established high growth full-year financial targets: revenue + 9%, income from operations + 13% and net income (pre-goodwill and exceptional items) + 35%. Even though fourth quarter results have not been finalized, it appears that these targets should have been reached despite the depreciation of the dollar against the euro and a significant increase in raw material prices, equipment prices and maritime freight costs.

The Group also targeted a year-end 2004 net debt to equity (gearing) ratio below 20%. This objective should be surpassed: the gearing ratio at year-end 2004 should be below 10%, after the interim dividend payment made in December.

2005 OUTLOOK

The year 2005 is starting out well for the oil and gas service industry. The global oil and gas situation should lead to a considerable growth in development projects, as well as in the downstream activities. Two uncertainties remain: the direction of currency movements and the evolution of raw material prices.

Order Intake

Coming after the delays which affected some large contract awards in 2004, 2005 should be a rebound year, especially for deepwater installations, gas processing units and hydrogen, ethanol and petrochemical facilities. The Group is confident in its ability to grow its backlog in 2005 in a market where opportunities are greater than in the past.

Revenues and Earnings (Based on French GAAP)

For its 2005 budget, the Group has assumed a euro/dollar exchange rate of 1.35 (compared to 1.20 for the 2004 budget and an average 2004 rate of 1.24) and a relative stability in raw material prices.

The Group’s backlog as of January 1, 2005 should be around EUR 6.8 billion, close to the year-end 2003 backlog adjusted from the reported figure of EUR 7.2 billion to account for changes in scope of consolidation and currency movements.

A large portion of this backlog comes from contracts signed at the end of 2004. These contracts should have a limited impact on 2005 revenues and the associated margin recognition should only become significant in 2006. It is therefore estimated that 2005 revenues should be approximately EUR 4.8 to 4.9 billion and that, all things being equal, the underlying improvement in the Group’s operating margin should continue in 2005.

The Group also intends to continue to reduce its corporate tax rate as it did in 2004 and to keep its gearing ratio below 20%.

On these bases, in spite of lower revenues in 2005 compared to 2004, the Group’s target is to achieve a net income (pre-goodwill, pre exceptional items) at least equal to the one expected for 2004.

Second half 2005 results should be significantly stronger than those of the first half, given the seasonal pattern of offshore operations and the progress of contracts under execution.

TRANSITION TO IFRS

Technip has been preparing for the International Financial Reporting Standards (IFRS) since early 2003. These new standards, which came into effect on January 1, 2005, will impact the Group’s balance sheet and income statement and will also lead to differences in reported results when compared to French GAAP. They will have no impact on the Group’s cash flow.

The main impacts of IFRS on Technip’s consolidated accounts are listed below.

Consolidated Balance Sheet

Opening Shareholders’ Equity

Opening shareholders’ equity at January 1, 2004 reported under IFRS should be EUR 1,904 million, slightly lower than EUR 1,938 million reported under French GAAP. This change is the net effect of various one-time translation adjustments related primarily to fixed assets valuation, dry-docking expenses, pension plans, Paris headquarters’ lease, deferred expenses, employee benefits and construction contracts (details are provided in the annexed presentation).

It is worth mentioning that shareholders’ equity at January 1, 2005 will be subject to additional adjustments related to the first time implementation of IAS 32 / 39 on financial instruments, including the “split accounting” treatment of the convertible bonds (detailed further below).

Intangible Assets (Goodwill)

Goodwill ceases to be amortized and will remain subject to an impairment test performed at least once a year.

Fixed Assets

Dry dock maintenance expenses become part of the value of the related vessels and depreciated.

Convertible Bonds

The financial debt associated with the Group’s convertible bond issue will be materially lower under IFRS reporting standards due to reclassification of a portion (approximately EUR 35 million as at January 1, 2005) as shareholders’ equity. This “split accounting” will reduce both net debt (total financial debt less cash and cash equivalents) and the associated gearing ratio (the ratio of net debt to shareholders’ equity).

Size and Presentation of the Consolidated Balance Sheet

The Group’s total consolidated balance sheet should be about 50% smaller as contracts in progress (an asset) and progress payments on contracts (a liability) are netted against each other on a contract-by-contract basis.

Consolidated Income Statement

Presentation

  General and administrative costs (G&A) are no longer included within cost of sales (COS), but are treated as a separate line item. As a result, the margin recognized on contracts becomes the gross margin (in place of the operating margin under French GAAP). The new income statement format is presented in the annexed presentation.

  Depreciation of fixed assets will no longer appear as a single line item. Instead, the depreciation charge will be distributed among COS, SG&A and research and development (R&D). As a consequence, EBITDA disappears from the income statement format.

Financial Impacts

  Depreciation Charge

A re-evaluation of fixed assets based on their estimated remaining useful life should lead to an additional depreciation charge of approximately EUR 13 million in 2005. This should be more than offset by the capitalization of dry docking charges (approximately EUR 15 million for 2005).

  Financial Charges

The IFRS accounting treatment of the convertible bonds will generate an additional non-cash financial charge of about EUR 17 million in 2005 and about EUR 18 million in 2006 as the interest rate on the debt portion of the bonds changes from 3.5% under French GAAP to 6.2% under IFRS.

  Goodwill Amortization

As previously mentioned, goodwill is not amortized under IFRS and this should increase net income by approximately EUR 117 million (estimated 2004 goodwill amortization). As also previously mentioned, the annual impairment test will continue to be performed at least once a year.

Segment Reporting

Under IFRS, the Group will provide the required income statement and balance sheet information for each of its reporting activities: SURF, Offshore facilities, Onshore-Downstream and Industries.

As of January 1, 2005, the Group will introduce a new “Corporate” segment which will combine the activities of its parent company, Engineering Re (the Group’s reinsurance company), TPnet/epc (the global procurement vehicle) and Technip Eurocash (the Group’s cash management vehicle). Income statement and balance sheet information will also be provided for this corporate segment.

The result of the transition from French GAAP to IFRS should be:

  A decrease in shareholders’ equity of approximately 2% as of January 1, 2004

  A reduction of about 50% of the size of the balance sheet

  A net increase in the 2005 net income of approximately EUR 100 million.

These numbers do not include the impacts of IAS 32 and 39 other than the convertible bond restatement (as set forth above), the final valuation of employee benefits under IAS 19, nor the impacts that could occur in the event of buybacks of convertible bonds or issuance of stock options.

This press release provides an overview of IFRS principles based on Technip’s current understanding. Figures and information presented here have not yet been audited and are subject to change.

Please refer to the annexed presentation for additional details on the above mentioned impacts of IFRS.

Cautionary note regarding forward-looking statements

This release contains both historical and forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements, or statements of future expectations; within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended. These forward-looking statements are not based on historical facts, but rather reflect our current expectations concerning future results and events and generally may be identified by the use of forward-looking words such as “believe”, “aim”, “expect”, anticipate”, “intend”, “foresee”, “likely”, “should”, “planned”, “may”, “estimates”, “potential” or other similar words. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by these forward-looking statements. Risks that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among other things: our ability to successfully continue to originate and execute large integrated services contracts, and construction and project risks generally; the level of production-related capital expenditure in the oil and gas industry as well as other industries; currency fluctuations; interest rate fluctuations; raw material, especially steel, price fluctuations; the timing of development of energy resources; armed conflict or political instability in the Arabic-Persian Gulf, Africa or other regions; the strength of competition; control of costs and expenses; the reduced availability of government-sponsored export financing; and the timing and success of anticipated integration synergies.

Some of these risk factors are set forth and discussed in more detail in our Annual Report on Form 20-F as filed with the SEC on June 29, 2004, and as updated from time to time in our SEC filings. Should one of these known or unknown risks materialize, or should our underlying assumptions prove incorrect, our future results could be adversely affected, causing these results to differ materially from those expressed in our forward-looking statements. These factors are not necessarily all of the important factors that could cause our actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could have material adverse effects on our future results. The forward-looking statements included in this release are made only as of the date of this release. We cannot assure you that projected results or events will be achieved. We do not intend, and do not assume any obligation to update any industry information or forward looking information set forth in this release to reflect subsequent events or circumstances. Except as otherwise indicated, the financial information contained in this document has been prepared in accordance with French GAAP, and certain elements would differ materially upon reconciliation to US GAAP.

With a workforce of about 19,000 persons, Technip ranks among the top five corporations in the field of oil, gas and petrochemical engineering, construction and services. Headquartered in Paris, the Group is listed in New York and Paris. The Group’s main engineering and business centers are located in France, Italy, Germany, the UK, Norway, Finland, the Netherlands, the United States, Brazil, Abu-Dhabi, China, India, Malaysia and Australia. The Group has high-quality industrial and construction facilities in France, Brazil, the UK, the USA, and Finland as well as a world-class fleet of offshore construction vessels.

Public Relations
Laurence Bricq	Tel. +33 (0) 1 47 78 26 37
E-mail: lbricq@technip.com

Marina Toncelli	Tel. +33 (0) 1 47 78 66 69
E-mail: mtoncelli@technip.com

Investor and Analyst Relations
G. Christopher Welton	Tel. +33 (0) 1 47 78 66 74
E-mail: cwelton@technip.com

David-Alexandre Guez	Tel. +33 (0) 1 47 78 27 85
E-mail: daguez@technip.com

Xavier d’Ouince	Tel. +33 (0) 1 47 78 25 75
E-mail: xdouince@technip.com

Group Website:	www.technip.com

Technip’s shares trade on the following exchanges:

International Financial Reporting Standards (IFRS)

Implementation and Impacts

February 2, 2005

WHAT ARE IFRS?

  IFRS have been formulated by the International Accounting Standards Board (IASB) to:

    harmonize global accounting standards

    meet common needs of shareholders, creditors and the public at large for information about an entity’s financial position, performance and cash flow

  Effective Date: January 1, 2005

  The purpose of the following presentation is to review the main impacts of IFRS on Technip’s consolidated accounts

  This presentation provides an overview of IFRS principles based on Technip’s current understanding. The following figures and information are not yet audited and are subject to change.

TECHNIP’S IFRS PREPARATION

  Technip has been working on IFRS implementation since early 2003 with the creation of IFRS working committee which:

    reports to Group CFO, with quarterly reporting to Board Audit Committee and Board of Directors manages the conversion process in close cooperation with the statutory auditors

  Main IFRS conversion steps:

    Identification and analysis of impacts of new standards

    Selection of accounting treatment options whenever applicable

    Modification of internal accounting procedures

    Accounting and reporting system integration

    Training of accounting departments

IMPACT ON SHAREHOLDERS’ EQUITY AT JANUARY 1, 2004

RESTATEMENT OF SHAREHOLDERS’ EQUITY AS OF JANUARY 1, 2004

€ in Millions

Closing Shareholders' Equity (French GAAP) as of 12/31/2003	1,938.0

Construction Contracts (IAS 11)	(13.5)

PP&E (IAS 16 & 37) • Depreciation schedule • Capitalization of dry-docking • Revision of fleet's useful life	25.3 18.2 (16.3)

Technip Headquarters Lease (IAS 17)	(20.3)

Employee Benefits (IAS 19)	(39.7)

Cancellation of deferred expenses (IAS 1)	(4.9)

Deferred tax asset	16.8

Opening Shareholders' Equity (IFRS) as of 01/01/2004	1,903.6

PRESENTATION OF THE MAIN IFRS
LIKELY TO IMPACT TECHNIP’S
CONSOLIDATED FINANCIAL STATEMENTS

IFRS 2: SHARE-BASED PAYMENT

Topics concerned	IFRS	French GAAP	Future Impacts
• New stock option plans • New share- based compensation	• Compensation expense arising from option exercises shall be calculated at grant dates and spread over vesting periods (purchase or subscription options)	• Compensation expense due to purchase option exercised shall be recorded at the effective exercise date	•P/L: impact calculable at grant dates only

IFRS 3: BUSINESS COMBINATIONS

Topics concerned	IFRS	French GAAP	Future Impacts
Intangible assets: Goodwill resulting from Technip's past acquisitions	• Goodwill amortization is no longer allowed • Impairment test carried out at least once a year	• Goodwill was amortized on a straight-line basis • Impairment test carried out at least once a year	• P/L: increases Net Income by approximately €117 million per year • B/S: Goodwill will no longer decrease due to amortization (decrease possible following negative impairment test)

CONSTRUCTION CONTRACTS (IAS 11 & IAS 37)

Topics concerned	IFRS	French GAAP	Future Impacts
Technip's core business: Long term cons-truction contracts	• B/S presentation: “Contracts-in- progress” netted against “Progress payments on contracts” on a contract-by-contract basis: one single item reported in the B/S

• Margin recognized on contract is gross margin

• G&A accounted in P/L as incurred

• Bidding costs are capitalized on secured contracts

• Provisions for losses on contracts still cautiously assessed	• B/S presentation: “Contracts-in- progress” listed as an asset and “Progress payments on contracts” listed as a liability

• Margin recognized on contract is operating margin. COS includes

• G&A costs G&A are capitalized in “contract in progress”

• Bidding costs of contracts are capitalized, a portion of which is immediately written down according to the probability of failure

		• Provisions for losses on contracts based on negative Operating Margin	• B/S: overall reduction of ~50% • P/L: to be assessed after 2004 closing

PROPERTY, PLANT & EQUIPMENT (IAS 16, IAS 36 & IAS 37)

Topics concerned	IFRS	French GAAP	Future Impacts
Technip's fleet of construction vessels and manufacturing assets	• Valued and amortized over their estimated remaining useful life until a pre-set residual value is reached

• Fleet dry-docking maintenance expenses capitalized and depreciated over the average period between two dry-docks

• Depreciation charge distributed between COS, SG&A and R&D

• Fair value of assets is subject to yearly impairment test	• Valued and amortized over a fixed period of time until a 0 value is reached

• Fleet d ry-docking maintenance expenses treated as costs, provisioned and expensed

• Depreciation charge treated and reported as a single line item

• Asset valued at historical cost with impairment test	• P/L 2005 :
increase of annual depreciation charge of ~€13 million should be offset by cancellation of dry-docking provision estimated at ~€15 million

• B/S 2005 :
Value of PP&E should increase by upward revision of useful lives of assets and capitalized dry docking expenses

LEASE PAYMENT (IAS 17)

Topics concerned	IFRS	French GAAP	Future Impacts
Technip new leased headquarters: Technip benefited from a 1 year rent exemption to offset installation costs	• 11 yrs of rental cost spread over 12 yrs (lease duration)	• No rental cost 1st year, then yearly rental cost expensed over the remaining life of the lease (11 yrs)	• P/L 2005 : Not material

EMPLOYEE BENEFITS (IAS 19)

Topics concerned	IFRS	French GAAP	Future Impacts
Social / Retirement policies across Technip worldwide subsidiaries	• Pension obligation valuation methods and assumptions are harmonized across the Group worldwide • All employee benefits are valued	• Pension obligation valuation methods and assumptions are applied in accordance with local practices prevailing in country of location	• P/L : will depend on annual commitment valuation

COMPOUND INSTRUMENTS (IAS 32)

Topics concerned	IFRS	French GAAP	Future Impacts
Convertible bond (CB) issued in 2002 (5 yrs), to be redeemed or converted on Jan 1, 2007 (implemen- tation as of January 1, 2005)	• Total CB amount, which includes the redemption premium and the issuance fees, is “split” into debt and equity components

• Financial charge calculated at market rate prevailing as of issuance date for debt-only instrument (6.2%)	• CB treated as debt only • Financial charge on CB (yield to maturity of 3.5%) is a combination of: • 1% on bond proceeds • Amortization of redemption premium • Amortization of issuance fees	• P/L: decrease of 2005 Net Income by ~€17 million and 2006 net income by ~€18 million

• Opening 2005 B/S :
• Decrease of debt and increase of Shareholders' Equity by ~€35 million

• Improvement of the gearing ratio

HEDGE ACCOUNTING AND FOREIGN CURRENCY TRANSACTIONS
(IAS 32/39 & IAS 21)

Topics concerned	IFRS	French GAAP	Future Impacts
Foreign exchange transactions on contracts (implemen-tation as of January 1, 2005)	• Foreign exchange transactions on contracts are recorded at spot rate

• Receivables and Payables expressed in foreign currencies are revalued at the end of each accounting period, at current spot rate (variance recorded in the P/L)

	• Hedging instruments revalued at current spot rate at the end of each accounting period. Depending on hedge effectiveness measurement (cash flow hedging), variances are recorded in either P/L or shareholders’ equity	• Foreign exchange transactions on contracts are recorded at hedged contract exchange rate	• Computation of impact on IAS 32/39 first time application is still under process • First implementation at Q1 2005

P/L COMPARISON

2005 IFRS IMPLEMENTATION CALENDAR

February 24, 2005	2004 Full-Year Results	• French GAAP only

End of March 2005	2004 Annual Report	• French GAAP • IFRS reconciliation (acc. to IFRS 1)

May 19, 2005	Q1 2005 Results	• IFRS only • Comparison 1Q04 (IFRS) and 1Q05 • Application IAS 32 & 39 • Partial Balance Sheet Information • Full year guidance restated according to IFRS

July 28, 2005	H1 2005 Results	• IFRS only • Comparison 1H04 (IFRS) and 1H05 • First Half Balance Sheet

November 17, 2005	Q3 2005 Results	• IFRS only • Comparison 9M04 (IFRS) and 9M05 • 30.09.05 Balance Sheet

GLOSSARY

• B/S	Balance Sheet
• CB	Convertible Bond
• EBIT	Earnings Before Interest and Tax
• EBITA	Earnings Before Interest, Tax and Amortization
• EBITDA	Earnings Before Interest, Tax, Depreciation and Amortization
• GAAP	Generally Accepted Accounting Principles
• IAS	International Accounting Standard
• IASB	International Accounting Standard Board
• IFRS	International Financial Reporting Standards
• NI	Net Income
• PP&E	Property, Plant & Equipment
• P/L	Profit and Loss (Income Statement)
• SG&A	Selling, General and Administrative Costs

For more information, please contact:
INVESTOR RELATIONS

• G. Christopher Welton
Tel. +33 (0) 1 47 48 66 74
e-mail: cwelton@technip.com

• David-Alexandre Guez
Tel. +33 (0) 1 47 78 27 85
e-mail: daguez@technip.com

• Xavier d’Ouince
Tel. +33 (0) 1 47 78 25 75
e-mail: xdouince@technip.com

Cautionary note regarding forward-looking statements

This presentation contains both historical and forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements, or statements of future expectations; within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended. These forward-looking statements are not based on historical facts, but rather reflect our current expectations concerning future results and events and generally may be identified by the use of forward-looking words such as “believe”, “aim”, “expect”, anticipate”, “intend”, “foresee”, “likely”, “should”, “planned”, “may”, “estimates”, “potential” or other similar words. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by these forward-looking statements. Risks that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among other things: our ability to successfully continue to originate and execute large integrated services contracts, and construction and project risks generally; the level of production-related capital expenditure in the oil and gas industry as well as other industries; currency fluctuations; interest rate fluctuations; raw material, especially steel, price fluctuations; the timing of development of energy resources; armed conflict or political instability in the Arabic-Persian Gulf, Africa or other regions; the strength of competition; control of costs and expenses; the reduced availability of government-sponsored export financing; and the timing and success of anticipated integration synergies.

Some of these risk factors are set forth and discussed in more detail in our Annual Report on Form 20-F as filed with the SEC on June 29, 2004, and as updated from time to time in our SEC filings. Should one of these known or unknown risks materialize, or should our underlying assumptions prove incorrect, our future results could be adversely affected, causing these results to differ materially from those expressed in our forward-looking statements. These factors are not necessarily all of the important factors that could cause our actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could have material adverse effects on our future results. The forward-looking statements included in this release are made only as of the date of this release. We cannot assure you that projected results or events will be achieved. We do not intend, and do not assume any obligation to update any industry information or forward looking information set forth in this release to reflect subsequent events or circumstances. Except as otherwise indicated, the financial information contained in this document has been prepared in accordance with French GAAP, and certain elements would differ materially upon reconciliation to US GAAP.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TECHNIP
Dated: February 2, 2005
	By:	/s/ Olivier Dubois Olivier Dubois Senior Executive Vice President Finance and Control